GREAT SPIRITS, INC.
3107 FALL CREEK HIGHWAY
GRANBURY TX 76049

December 9, 2010

Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 0610
Washington, DC  20549

Re:	Great Spirits, Inc.
Form 8-K/A
Filed December 2, 2010
File No. 000-52997

Dear Mr. Spirgel:

With respect to the letter dated December 8, 2010 (the “Comment Letter”), which you sent on behalf of the staff (the “Staff”) of the Division of Corporate Finance of the Securities and Exchange Commission (the “Commission”) relating to the Current Report on Form 8-K (the “Super 8-K”) of Great Spirits, Inc., a Colorado corporation (the “Company”) filed October 26, 2010, set forth below are the Company’s responses to the comments set forth in the Staff’s Comment Letter, numbered to correspond thereto.

Securities and Exchange Commission
December 9, 2010

Business, page 5

Business Operations, page 10

1.	It is still not clear to us how the company will be able to comply with the Texas and Alabama financial requirements disclosed in this section in the future considering your reported financial results and condition. Please disclose in future filings how these requirements are impacting your ability to maintain and/or renew these licenses.

Please be advised supplementally that the Company will disclose in future filings how the financial requirements of the states of Texas and Alabama will impact their ability to maintain and/or renew licenses in such states.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24

Results of Operations, page 24

2.
We note your response to comment eight in our letter dated November 5, 2010.  However, since you already report the number of worksite employees in the table on page 28, in future filings please delete or revise footnote (4), which states that you do not report the number of worksite employees.  We believe the number of worksite employees is material information that you should continue to disclose in future filings.

Please be advised supplementally that the Company will delete in footnote (4) the statement “Hallmark does not report the number of worksite employees by its PEO clients because its revenue is derived from the total payroll of the PEO clients, and not by the number of employees.”  The Company will continue to disclose in future filings the number of worksite employees.

Securities and Exchange Commission
December 9, 2010

Recent Sales of Unregistered Securities, page 40

3.
We note your response to comment 13 in our letter dated November 5, 2010.  However, we are unable to locate any revised disclosure regarding he relationship that investors had with the registrant and/or Hallmark in your Certain Relationships and Related Transactions section. In your response letter, explain to us what these relationships were and confirm you will disclose them in future filings.  If you do not believe further disclosure is required pursuant to Item 404(d) of Regulation S-K, please explain why.

Please be advised supplementally that the Company will delete the first paragraph in the Recent Sales of Unregistered Securities section regarding Great Spirits, Inc.  To the Company’s knowledge, there have been no recent sales of unregistered securities on behalf of Great Spirits, Inc. except as disclosed.  In addition, the table that is included in this section regarding Hallmark HR, Inc. only includes sales of unregistered securities of Hallmark HR, Inc.

The Company will disclose in the Certain Relationships and Related Transactions section the sales of unregistered securities, which are also included in the table in the Recent Sales of Unregistered Securities section, which were to three (3) members of Hallmark HR, Inc.’s Board of Directors.  The Company has attached as Exhibit A hereto the revised sections of “Certain Relationships and Related Transactions” and “Recent Sales of Unregistered Securities” which will be included in its Form 8K/A filing.  None of the remaining transactions disclosed in Recent Sales of Unregistered Securities section requires any further disclosure.  Please also note that any reference to recipients having access through their relationships with the Registrant or Hallmark HR, Inc. have been deleted.

       Should you have any questions or require additional information, please contact our SEC counsel, Richard G. Satin, Esq. of Ruskin Moscou Faltischek, P.C., East Tower, 15th Floor, Uniondale, New York 11556, (516) 663-6514, rsatin@rmfpc.com.

Sincerely,

/s/ Thomas Willis
Thomas Willis

Securities and Exchange Commission
December 9, 2010

Acknowledgement

In connection with the response of Great Spirits, Inc. (“Great Spirits”) to the comment letter of the Securities and Exchange Commission (the “Commission”) dated December 8, 2010 filed by Great Spirits with the Commission on December 9, 2010, the undersigned, Thomas Willis, in his capacity as Chief Executive Officer of Great Spirits, hereby acknowledges that:

(i)	Great Spirits is responsible for the adequacy and accuracy of the disclosure in the filing;
(ii)	Comments from the Staff of the Commission (the “Staff”) or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
(iii)	Great Spirits may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

  Acknowledged as of this 9th day of December, 2010.

  Great Spirits, Inc.

By:	/s/ Thomas Willis
Thomas Willis
Chief Executive Officer

EXHIBIT A

Director Compensation

No compensation was paid by either the Registrant or Hallmark during year ended December 31, 2009. All directors will be reimbursed for their reasonable out-of-pocket expenses incurred in connection with attending board of director and committee meetings.

Employment Agreements

Hallmark has not entered into a formal written employment agreement with any of its executive officers, however, it intends to enter into a written employment agreement with Thomas Willis, its Chief Executive Officer and Chief Financial Officer.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Transactions with Related Persons

The Registrant's policy is to enter into transactions with related parties on terms that, on the whole, are no more favorable, or no less favorable, than those available from unaffiliated third parties. Based on the Registrant's experience in the business sectors in which it operates and the terms of its transactions with unaffiliated third parties, it believes that all of the transactions described below met this policy standard at the time they occurred.

Great Spirits, Inc.

As previously reported in the Registrant's Current Report on Form 8-K filed with the Commission on June 15, 2010, on June 14, 2010, the Registrant entered into a Share Exchange and Reorganization Agreement (the "*Exchange Agreement*") with Hallmark and the beneficial holders thereof (the "*Hallmark Shareholders*") which sets forth the terms and conditions of the business combination of the Registrant and Hallmark in which the Registrant agreed, subject to closing conditions, to issue 5,187,944 shares of Common Stock to the Hallmark Shareholders in exchange for all the outstanding common stock of Hallmark, and Hallmark will become a consolidated subsidiary of the Registrant. In connection with the transaction, Brian Leftwich, the principal stockholder, Chief Executive Officer, and sole director of the Registrant agreed to retire all but approximately 2,382,876 shares of his common stock of the Registrant. On August 6, 2010, the share exchange and related transactions contemplated by the Exchange Agreement were completed. Mr. Leftwich was formerly a stockholder of Hallmark and currently serves on both the board of directors of Hallmark and the Registrant.

Hallmark Human Resources, Inc.

On December 21, 2008, Hallmark sold 5,000 shares of its common stock to Brian Leftwich, a current member of Hallmark's Board of Directors, for the sum of $3,840.

On July 11, 2008, Hallmark entered into a convertible debenture (the "*Debenture*") in the principal amount of $277,200 with Dobyville HR, LLC ("*Dobyville*"). Mr. Leftwich is the sole member of Dobyville. Principal under the Debenture is payable in 48 monthly installments of $10,416.66 beginning with the full funding of the Debenture, which to date has not occurred. The Debenture bears interest at 10% per annum, payable each month. As a result of an oral agreement of Hallmark and Dobyville, the Debenture is convertible, at the option of Dobyville, into shares of Common Stock of the Regisrant at a conversion price of $1.00 subject to certain adjustments. Neither payment of principal nor interest has been made under the Debenture.

On January 5, 2009, Hallmark and Imperial Investments LLC ("*Imperial*") entered into a 30 day loan in the principal amount of $150,000 bearing interest at 12% per annum. Mr. Leftwich is the sole member of Imperial Investments. In connection with the loan, 4,000 shares of common stock of Hallmark were issued to an unrelated party. Hallmark and Imperial orally agreed that the principal is convertible, at the option of Imperial, into shares of Common Stock of the Regisrant at a conversion price of $1.00. Neither payment of principal nor interest has been made under the loan.

On January 29, 2010, Hallmark sold 60,000 shares of its common stock to Steve Aupperle, a member of Hallmark's Board of Directors, for the sum of $10,000 and 60,000 shares of its common stock to Jerry Giambalvo, a member of Hallmark's Board of Directors, for the sum of $10,000.

Exemption from registration for all of the aforesaid sales is claimed under Section 4(2) of the Securities Act of 1933, as amended. The certificates representing these shares contain a registration legend.

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The last reported sale price per share of common stock as quoted on the OTCBB was $.02 per share in October 2009.

As of August 6, 2010, and after giving effect to the share exchange there were 189 record holders of the Registrant's Common Stock and there were 7,820,820 shares of the Registrant's Common Stock outstanding.

The Registrant has not declared nor paid any cash dividend on its common stock, and the Registrant currently intends to retain future earnings, if any, to finance the expansion of its business, and does not expect to pay any cash dividends in the foreseeable future. The decision whether to pay cash dividends on its Common Stock will be made by the board of directors, in their discretion, and will depend on the Registrant's financial condition, operating results, capital requirements and other factors that the board of directors considers significant.

Equity Compensation Plan Information

The Registrant does not have any equity compensation plans. The board of directors may adopt an equity compensation plan in the future.

RECENT SALES OF UNREGISTERED SECURITIES

Pursuant to the Exchange Agreement, which closed on August 6, 2010, the 116 Hallmark Shareholders acquired 5,187,944 shares of Common Stock in exchange for all the outstanding common stock of Hallmark. In addition, Brian Leftwich cancelled all but 2,382,876 shares of Common Stock of the Registrant. These securities qualified for exemption under Section 4(2) of the Securities Act since the issuance of securities by us did not involve a public offering.

Hallmark Human Resources, Inc.

During the last three years, Hallmark has issued unregistered securities to the persons, as described below. None of these transactions involved any underwriters, underwriting discounts or commissions, except as specified below, or any public offering, and Hallmark believes that each transaction was exempt from the registration requirements of the Securities Act by virtue of Section 4(2) thereof and/or Rule 506 of Regulation D promulgated thereunder.

Date	Common Stock Issued	Amount Paid
9/20/07	4,000	$5,000
11/5/07	7,500	$7,500
11/7/07	16,300	$15,898
11/19/07	50,000	$50,000
11/30/07	1,000	$1,000
12/17/07	11,000	$6,250
12/21/07	41,000	$31,500
4/21/08	4,000	$5,600
12/30/08	13,793	$20,000
6/2/09	20,000	$25,000
1/29/10	120,000	$20,000
5/11/10(1)	225,000	$150,000

(1) On May 11, 2010 Hallmark issued a senior note to an unrelated third party in the principal amount of $150,000 bearing interest at 12% per annum, increasing to 18% in the case of default, and maturing on the earlier of November 11, 2010 or the date of closing of Hallmark's next financing. In connection with the issuance of the note, Hallmark issued 225,000 shares of its common stock which upon the consummation of the share exchange was exchanged for 75,000 shares of common stock of the Registrant. A finders fee of $15,000 was paid to a registered broker dealer in connection with the transaction.

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On January 7, 2010, Hallmark entered into an agreement with NWMP to act as Hallmark's non-exclusive financial and strategic advisor in connection with the Exchange Agreement. The agreement with NWMP provided for, among other things, warrants to acquire 247,500 shares of Hallmark, the warrants which are exercisable for five years, at the purchase price equal to the lower of (A) the average bid price for the common stock of the Registrant on the day immediately preceding the date upon which the transaction contemplated by the agreement shall be publicly announced for the first time and (B) the average bid price on the date immediately preceding the date of the execution of the definitive documentation relating to the transactions contemplated by the agreement.

INDEMNIFICATION OF OFFICERS AND DIRECTORS

Section 7-109-102 of the Colorado Business Corporation Act ("*CBCA*") provides, in general, that a corporation incorporated under the laws of the State of Colorado, such as the Registrant, may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than a derivative action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful. In the case of a derivative action, a Colorado corporation may indemnify any such person against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification will be made in respect of any claim, issue or matter as to which such person will have been adjudged to be liable to the corporation unless and only to the extent that the court conducting the proceeding determines such person is fairly and reasonably entitled to indemnity for such expenses.

The Registrant's Articles of Incorporation and Bylaws provide that it will indemnify its directors, officers, employees and agents to the extent and in the manner permitted by the provisions of the CBCA, as amended from time to time, subject to any permissible expansion or limitation of such indemnification, as may be set forth in any shareholders' or directors' resolution or by contract.

The Registrant currently does not have directors and officers liability insurance although it intends to procure directors and officers liability insurance as soon as reasonably practicable.

Insofar as indemnification for liabilities under the Securities Act may be permitted to executive officers and directors of the Registrant, it should be noted that it is the opinion of Commission that such indemnification is against public policy as expressed in such Securities Act and is therefore unenforceable.

* * *

The transaction described above is qualified in its entirety by the Exchange Agreement and related documents, copies of which have been incorporated by reference as exhibits to this Current Report.

Item 9.01. Financial Statements and Exhibits.

(a)Financial Statements of Business Acquired.

Unaudited consolidated Financial Statements of Hallmark Human Resources, Inc. for the three months ended March 31, 2010 and March 31, 2009 (including balance sheets, statements of operations, cash flows for the three months then ended and notes related thereto) are filed as Exhibit 99.1 hereto.

Financial Statements of Hallmark Human Resources, Inc. as of December 31, 2009 and 2008 with independent auditor's report (including balance sheets, statements of operations, holders' equity, cash flows for the years then ended and notes to the consolidated and combined financial statements) are filed as Exhibit 99.2 hereto.

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